PENNZOIL COMPANY                                         NEWS
PUBLIC RELATIONS DEPARTMENT - PENNZOIL PLACE - P.O. BOX 2967 -
      HOUSTON, TEXAS 77252-8200

                                             FOR IMMEDIATE RELEASE
                                             CONTACT:  Robert Harper
                                                     713/546-8536


       PENNZOIL ACTS TO IMPROVE FINANCIAL FLEXIBILITY,
                MAXIMIZE GROWTH OPPORTUNITIES

     Houston, October 26, 1995 - Pennzoil Co. (NYSE:PZL) today announced a broad cost reduction plan, a lower dividend and related actions that Chairman and CEO James L.
Pate said "will significantly strengthen our operating performance, improve our financial flexibility, increase capital available for our growth opportunities and enhance long-term shareholder value."

     Specifically, the company announced the following measures:

*    a new program to reduce general and administrative
(G&A) expenses by $40 million per year which, when combined with G&A reductions of $35 million per year already under way in the oil and gas division, will result in future annual cost savings of $75 million;
*    a reduction in quarterly dividend payments from $0.75
per share to $0.25 per share, which will conserve $92 million per year for growth opportunities; and
* adoption of Financial Accounting Standard No. 121, which results in noncash write-downs of $265 million (after tax) during the third quarter of 1995 and will improve future reported earnings because of the reduction of depreciation, depletion and amortization (DD&A) expense.

     The combined effect of these actions is expected to:

* increase future annual after-tax earnings by $76 million, or about $1.65 per share; and
* improve future annual after-tax free cash flow by $152 million.


STEPS TO IMPROVE FINANCIAL FLEXIBILITY
     Pennzoil has targeted annual general and administrative expense reductions totaling $75 million. Most of the reductions will be implemented by the first quarter of 1996.
     Although the number of positions to be eliminated as a result of cost cutting measures has not been determined, the company expects to recognize charges in the fourth quarter for severance and other related expenses of less than $20 million.
     The cost reduction program came about as a result of an internal review of all aspects of the business, including the continuing low level of natural gas prices. The company has retained McKinsey & Co., Inc. to advise it regarding the review of general and administrative costs. "Given the competitive pressures in the industry and declining real commodities prices, we undertook these actions to provide our shareholders with attractive returns and solid financial performance, even in a difficult price environment," Pate said.
     Pennzoil's board of directors declared the common stock dividend of $0.25 per share for the fourth quarter of 1995. Payment date for the common stock dividend is December 15, 1995, payable to shareholders of record on November 30, 1995.
     By lowering the quarterly dividend, Pennzoil will retain over $92 million per year for growth opportunities. According to Pate, "The cash generated by the dividend reduction will strengthen the company's financial position and can be used to fund our accelerated growth program and provide attractive returns for shareholders."
     These actions are part of Pennzoil's long-term strategy to focus on its core businesses and assets. "We are investing in capital-intensive projects that will create substantial future cash flow and create value for our shareholders," Pate said. These projects include the Conoco joint venture (Excel Paralubes) and the Atlas refinery upgrade which are scheduled to be completed in the fourth quarter of 1996, as well as the company's investment in the Caspian Sea where production is expected to commence in the second half of 1996.

ADOPTION OF FINANCIAL ACCOUNTING STANDARD
     In accordance with the new mandatory accounting standard issued by the Financial Accounting Standards Board governing the impairment of long-lived assets, Pennzoil has changed its method of determining the book value of its assets. The change is reflected in the company's third quarter 1995 financial statements.
     As a result of the adoption of SFAS 121, the company recognized a third quarter 1995 noncash charge of $265 million (after tax). Write-downs related to oil and gas properties totaled $250 million (after tax). Other long-lived assets recorded write-downs totaling $15 million
(after tax).
     The adoption of this policy is a noncash accounting event which will not affect any debt agreements. Pate added, "Although shareholders' equity will be reduced, future reported earnings will improve significantly because the reduction of depreciation, depletion and amortization will amount to $42 million annually over the next several years."

[See press release on third quarter 1995 results to follow.]